UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Diamond Resorts International, Inc.
 (Name of Issuer)
Common Stock, par value $0.01
 (Title of Class of Securities)
25272T104
 (CUSIP Number)
Robert Saperstein
330 Madison Avenue
New York, NY 10017
(212) 901-9402
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 25272T104		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GUGGENHEIM CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,173,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,173,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.85% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.  Based on 69,745,698 outstanding shares of common stock of the Issuer, as of July 13, 2016, as reported in the Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission on July 14, 2016.

SCHEDULE 13D

CUSIP No.: 25272T104		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GUGGENHEIM PARTNERS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,173,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,173,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.85% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.  Based on 69,745,698 outstanding shares of common stock of the Issuer, as of July 13, 2016, as reported in the Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission on July 14, 2016.

SCHEDULE 13D

CUSIP No.: 25272T104		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,173,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,173,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.85% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.  Based on 69,745,698 outstanding shares of common stock of the Issuer, as of July 13, 2016, as reported in the Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission on July 14, 2016.

SCHEDULE 13D

CUSIP No.: 25272T104		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,173,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,173,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.85% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.  Based on 69,745,698 outstanding shares of common stock of the Issuer, as of July 13, 2016, as reported in the Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission on July 14, 2016.

SCHEDULE 13D

Page 6 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on August 5, 2013, as amended by Amendment No. 1, filed by the Reporting Persons on August 18, 2014, Amendment No. 2, filed by the Reporting Persons on March 4, 2015, Amendment No. 3, filed by the Reporting Persons on March 11, 2015, and Amendment No. 4, filed by the Reporting Persons on March 24, 2015 (collectively, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135. This Amendment No. 5 is being filed by the Reporting Persons to report the pro-rata distribution by 1818 Partners, LLC (“1818 Partners”) to its three members of a fully-exercisable call option to purchase 4,535,426 shares of Common Stock from DRP Holdco, LLC (“DRPH”) and the subsequent exercise of such options.  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 11, 2016, 1818 Partners notified DRPH that it had distributed the fully-exercisable call option to purchase 4,535,426 shares of Common Stock from DRPH (the “Call Option”) on a pro-rata basis to its three members (collectively, the “Members”).  In connection therewith, each of the Members entered into a Call Option Agreement (the “Call Option Agreements”) with DRPH, dated July 11, 2016, pursuant to which each Member assumed the terms and conditions of its pro-rata share of the Call Option.  Under the terms of the Call Option Agreements, each Member received a call option representing the right to acquire 1,511,808 shares of Common Stock.  The two remaining shares of Common Stock underlying the Call Option were cancelled.
On July 15, 2016, two Members exercised their call options on a cashless basis which, based on the $30.14 closing price of the Common Stock on July 15, 2016, resulting in each Member paying 630,004 shares of Common Stock back to DRPH in order to pay the exercise price for its call option.  On July 18, 2016, one Member exercised its call option on a cash basis.
The summary contained herein of the Call Option Agreements does not purport to be complete and is qualified in its entirety by reference to the form of such documents, which are filed as Exhibits 16, 17 and 18 to this Schedule 13D and are incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)  The Reporting Persons may be deemed to beneficially own 6,173,281 shares of Common Stock, representing approximately 8.85% of the Issuer’s outstanding Common Stock (based on 69,745,698 outstanding shares of Common Stock as of July 13, 2016, as reported in the Schedule 14D-9 filed by the Issuer with the SEC on July 14, 2016.)

SCHEDULE 13D

Page 7 of 8 Pages

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 6,173,279 shares of Common Stock reported in this Schedule 13D.

(c)  On July 15, 2016, two Members exercised their call options with DRPH for 1,511,808 shares of Common Stock each on a cashless basis which, based on the $30.14 closing price of the Common Stock on July 15, 2016, resulted in each Member paying 630,004 shares of Common Stock back to DRPH in order to pay the exercise price for its call option.  On July 18, 2016, one Member exercised its call option with DRPH for 1,511,808 shares of Common Stock on a cash basis.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment No. 5 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

Exhibit 16.	Form of Call Option Agreement, dated July 11, 2016, by and among DRP Holdco, LLC and Cloobeck Companies, LLC, among others
Exhibit 17.	Form of Call Option Agreement, dated July 11, 2016, by and among DRP Holdco, LLC and Chautauqua Management, LLC, among others
Exhibit 18.	Form of Call Option Agreement, dated July 11, 2016, by and among DRP Holdco, LLC and Praesumo Partners, LLC, among others

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2016

GUGGENHEIM CAPITAL, LLC

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

GUGGENHEIM PARTNERS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).